UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Teco Energy, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

872375100

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A	Page 2 of 7

CUSIP NO. 872375100

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Manuel Moratiel Llarena

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X
(b) __

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Spain

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power
12,237,000 shares

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power
12,237,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,237,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.7%

12.	Type of Reporting Person (See Instructions)

IN

Schedule 13G/A	Page 3 of 7

CUSIP NO. 872375100

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Pilar Llarena Rey del Castillo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X
(b) __

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Spain

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power
12,237,000 shares

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power
12,237,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,237,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.7%

12.	Type of Reporting Person (See Instructions)

IN

Schedule 13G/A	Page 4 of 7

CUSIP NO. 872375100

Item 1.

	(a)	Name of Issuer:

Teco Energy, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

702 North Franklin Street
Teco Plaza
Tampa, Florida 33602

Item 2.

	(a)	Name of Person Filing:

(1) Manuel Moratiel Llarena
(2) Pilar Llarena Rey del Castillo

	(b)	Address of Principal Business Office, if none, Residence:

(1) Calle Alcalá, 97
Madrid
C.P: 28001
Spain

(2) Calle Alcalá, 97
Madrid
C.P: 28001
Spain

	(c)	Citizenship:

(1) Spain
(2) Spain

	(d)	Title of Class of Securities:

Common Stock, $1.00 par value per share

	(e)	CUSIP Number:

872375100

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

Schedule 13G/A	Page 5 of 7

CUSIP NO. 872375100

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership

          MDR Inversiones S.L. (“MDR”), a Spanish entity that is controlled by the Reporting Persons, is the direct holder of all 12,237,000 shares of common stock of the Issuer beneficially held by the Reporting Persons. Manuel Moratiel Llarena directly owns 1.35% of MDR. MJM Parking S.L., a Spanish entity wholly owned by Manuel Moratiel Llarena, owns 32.05% of MDR. Pilar Llarena Rey del Castillo, the mother of Manuel Moratiel Llarena, directly owns 56.6% of MDR (and may be considered part of a group with Manuel Moratiel Llarena). The remaining 10% of MDR is owned by two of Manuel Moratiel Llarena’s sisters.

(a)	Amount beneficially owned:

12,237,000 shares

(b)	Percent of Class:

5.7%

(c)	Number of Shares as to which the person has:

	i.	Sole power to vote or to direct the vote:

0

Schedule 13G/A	Page 6 of 7

CUSIP NO. 872375100

ii.	Shared power to vote or to direct the vote:

12,237,000

iii.	Sole power to dispose or to direct the disposition of:

0

iv.	Shared power to dispose or to direct the disposition of:

12,237,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See the first paragraph of Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See the first paragraph of Item 4.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A	Page 7 of 7

CUSIP NO. 872375100

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2010	/s/ Manuel Moratiel Llarena

Manuel Moratiel Llarena

Date: January 21, 2010	/s/ Pilar Llarena Rey del Castillo

Pilar Llarena Rey del Castillo